UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

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NEWALLIANCE BANCSHARES, INC.
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(Name of Issuer)

Common Stock, par value $0.01 per share
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(Title of Class of Securities)

650203 10 2
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(CUSIP Number)

December 31, 2009
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
⁯ Rule 13d-1(c)
⁯ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 650203 10 2	13G	Page 2 of 5 Pages

1.	Name of Reporting Persons.
I.R.S. Identification No. of Above Person (entities only).
NewAlliance Bancshares, Inc. Employee Stock Ownership Plan (54-2148807)

2.	Check the Appropriate Box if a Member of a Group
(a) ⁯
	Not applicable.	(b) ⁯

3.	Sec Use Only

4.	Citizenship or Place of Organization
State of Connecticut

	5.	Sole Voting Power
Number of		0
Shares Bene-
ficially Owned	6.	Shared Voting Power
by Each
Reporting		6,042,717
Person With :
	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
6,042,717

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
7,355,190

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ⁯

11.	Percent of Class Represented by Amount in Row (9)
6.936% of 106,050,464 shares of Common Stock outstanding as of December 31, 2009.

12.	Type of Reporting Person
EP

CUSIP NO. 650203 10 2	13G	Page 3 of 5 Pages

This Amendment No. 5 amends and supplements the Statement on Schedule 13G (the “Original Statement”) filed by NewAlliance Bancshares, Inc. Employee Stock Ownership Plan with the United States Securities and Exchange Commission on February 2, 2005 to show an increase in number of shares and of the percentage of the class beneficially owned.  Except as set forth below, there are no changes to the information set forth in the Original Statement.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Statement.

Item 4.	Ownership.

Item 4 is amended in its entirety by replacing the text of such item with the following text:

	(a)	Amount beneficially owned:

7,355,190

	(b)	Percent of class:

6.936% (based upon 106,050,464 shares issued and outstanding as of December 31, 2009).

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,042,717

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,042,717

The Reporting Person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), with individual accounts for the accrued benefits of participating employees and their beneficiaries of NewAlliance Bancshares, Inc. and its subsidiaries. The number of shares listed as beneficially owned by the Reporting Person represents the entire number of shares of NewAlliance Bancshares, Inc. Common Stock held by the trustee as of December 31, 2009.  In general, participants have the power and authority to direct the voting of shares of NewAlliance Bancshares, Inc. Common Stock allocated to their individual accounts.  Accordingly, such allocated shares are not included as shares over which the Reporting Person has sole or shared voting power.  Allocated shares not voted by participants and beneficiaries will not be voted by the trustee, subject to ERISA.  Unallocated shares are required to be voted by the trustee, subject to ERISA, in the same manner that the majority of the shares of NewAlliance Bancshares, Inc. Common Stock which have been allocated to participants and beneficiaries are

CUSIP NO. 650203 10 2	13G	Page 4 of 5 Pages

voted.  Allocated shares not voted by participants and beneficiaries and the allocated shares which abstained will be disregarded in determining the manner in which a majority of the allocated shares were actually voted.  The Reporting Person shares dispositive power over all unallocated Common Stock held by the Reporting Person.  The Reporting Person shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise has no dispositive power.  Any unallocated Common Stock is generally required to be tendered by the Plan Trustee in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered.  In certain circumstances, ERISA may confer upon the trustee the power and duty to control the voting and tendering of NewAlliance Bancshares, Inc. Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights as well as the voting and tendering of unallocated NewAlliance Bancshares, Inc. Common Stock.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 650203 10 2	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWALLIANCE BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By: Its Plan Administrator

February 12, 2010	By: /s/ Katherine Mychajluk
Katherine Mychajluk
Vice President – Human Resources